UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CLARIENT, INC.

(Name of Subject Company)

CLARIENT, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common Stock: 180489106 and 180 RESTR

Series A Convertible Preferred Stock: Not applicable

(CUSIP Number of Class of Securities)

Ronald A. Andrews

Chief Executive Officer and Vice Chairman

31 Columbia

Aliso Viejo, California 92656

(949) 425-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

W. Alex Voxman

R. Scott Shean

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Clarient, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2010 (as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on December 6, 2010, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Crane Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of General Electric Company, a New York corporation (“General Electric”), disclosed in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 5, 2010, as amended, to purchase all of the Company’s outstanding common stock, par value $0.01 per share (the “Common Shares”), and the Company’s outstanding Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares” and, together with the Common Shares, collectively, the “Shares”), at a price of $5.00 per Common Share (the “Common Offer Price”) and $20.00 per Preferred Share (the “Preferred Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated November 5, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs following the paragraph under the heading “Annual Report on Form 10-K”:

“Expiration of the Offer.

The initial offering period of the Offer expired at midnight, New York City time, at the end of the day on Thursday, December 16, 2010. Based on the information provided by the depositary for the Offer, as of 12:01 a.m., New York City time, on December 17, 2010, a total of approximately 71,162,485 Common Shares and 5,263,158 Preferred Shares (which were automatically converted into Common Shares after the date of tender in accordance with their terms) had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 80.2% of the outstanding Common Shares, 100% of the previously outstanding Preferred Shares and approximately 84.0% of the outstanding Common Shares and Preferred Shares on an as converted basis. Additionally, the depositary for the Offer has advised Parent and Purchaser that an additional 11,141,919 Common Shares have been tendered by notice of guaranteed delivery. General Electric has advised the Company that, pursuant to the terms of the Merger Agreement, all Shares that were validly tendered during the Offer have been accepted for payment.

Subsequent Offering Period.

On December 17, 2010, General Electric issued a press release announcing that Purchaser had elected to provide a subsequent offering period for the Offer pursuant to Rule 14d-11 of the Exchange Act to purchase all remaining untendered Common Shares. The subsequent offering period will expire at midnight, New York City time, at the end of the day on Tuesday, December 21, 2010. Any Common Shares properly tendered during the subsequent offering period will be immediately accepted for payment, and tendering stockholders will be paid the Common Offer Price, net to the seller in cash, without interest and less any required withholding taxes, which is the same amount per Common Share that was paid in the initial offering period. Common Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

The full text of the press release issued by General Electric announcing the results of the initial offering period of the Offer and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(2)(I) and is incorporated herein by reference.”

Item 9.	Exhibits.

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(2)(I)	Press Release, dated December 17, 2010, issued by General Electric Company and Clarient, Inc. (incorporated herein by reference to Exhibit (a)(5)(H) to the Schedule TO, filed by Crane Merger Sub, Inc. with the SEC on December 17, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLARIENT, INC.

By:	/s/ Michael R. Rodriguez
Name: Title:	Michael R. Rodriguez Senior Vice President and Chief Financial Officer

Dated: December 17, 2010